Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

April 18, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Triangle Capital Corporation – Preliminary Proxy Statement on Schedule 14A

Dear Sir or Madam:

On behalf of Triangle Capital Corporation, we are filing a Preliminary Proxy Statement on Schedule 14A pursuant to the rules and regulations of the Securities Exchange Act of 1934.

Please call me at the above number if you have any questions or comments regarding the foregoing.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	E. Ashton Poole, Triangle Capital Corporation Steven C. Lilly, Triangle Capital Corporation Harry Pangas, Eversheds Sutherland (US) LLP

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